Filed by Polycom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: PictureTel Corporation
Commission File No. 000-09434

POLYCOM AND PICTURETEL ANNOUNCE COMMENCEMENT OF EXCHANGE OFFER

    San Jose, CA and Andover, MA, June 19, 2001—Polycom, Inc. (Nasdaq: PLCM) and PictureTel Corporation (Nasdaq: PCTL) announced yesterday that Polycom, through a wholly-owned subsidiary, has commenced its previously announced exchange offer for shares of PictureTel common stock.

    PictureTel's board of directors has unanimously voted to recommend that PictureTel's stockholders accept the offer, in which Polycom will exchange 0.1177 of a share of Polycom common stock and $3.11, net to the seller in cash, for each outstanding share of PictureTel common stock that is validly tendered and not properly withdrawn.

    The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on July 17, 2001, unless extended.

    PictureTel stockholders are urged to read the prospectus and the solicitation/recommendation statement relating to the offer and the merger which are being mailed to PictureTel stockholders in compliance with SEC requirements. These documents contain important information. PictureTel stockholders can also obtain these documents, as well as the Polycom and PictureTel documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://www.sec.gov. These documents are also available from Polycom without charge upon request to its information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or call toll-free 1-888-750-5834.

ABOUT POLYCOM

    Polycom develops, manufactures and markets a full range of high-quality, easy-to-use and affordable voice and video communication products and network infrastructure and access solutions. Polycom's integrated communication solutions enable business users to immediately realize the benefits of video, voice and data over rapidly growing converged networks. For additional information, call 800-POLYCOM (765-9266) or 408-526-9000, or visit the Polycom web site at www.polycom.com.

ABOUT PICTURETEL

    PictureTel is a leader in developing, manufacturing, and marketing a full range of visual- and audio-collaboration and streaming-video solutions. PictureTel's PC-based systems meet customers' collaboration needs from the desktop to the boardroom. Additional PictureTel information is available at www.picturetel.com.

ADDITIONAL INFORMATION

    We urge investors and security holders to read the following documents, including any amendments that may be made to them, because they contain important information about Polycom, PictureTel, the proposed acquisition and related matters:

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  Polycom's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

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  Polycom's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

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  PictureTel's Solicitation/Recommendation Statement on Schedule 14D-9.

    The documents and amendments to these documents have been filed with the United States Securities and Exchange Commission. In addition to these documents, Polycom and PictureTel file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Polycom and PictureTel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Polycom's and PictureTel's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov. You may also obtain for free each of these documents (when available) from Polycom's information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or call toll-free at 1-888-750-5834.